EXHIBIT B
As Amended: November 17, 2017

COMPENSATION SCHEDULE

For the services delineated in the DIVIDEND DISBURSING AND TRANSFER AGENT AGREEMENT, the Transfer Agent shall be compensated monthly, according to the following fee schedule.

Shareholder servicing fee:

$_____ per shareholder per year per fund

     Minimum fee of $______ per month per fund, plus $______ per month for each additional class of shares.

AML fee:

$____ per Fund per month, plus $_____ per incoming shareholder

In addition, the Transfer Agent shall be entitled to reimbursement of actual out-of-pocket expenses incurred by the Transfer Agent on behalf of the Trust or the Fund.